100% Principal Protection Absolute Return Barrier Notes Linked to the Dow Jones EURO STOXX 50® Index

Lehman Brothers Holdings Inc. Notes due May 16, 2008

General

♦	Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing May 16, 2008*.
♦	Payment is linked to the Dow Jones EURO STOXX 50® Index.
♦	Cash payment at maturity of principal plus the Absolute Index Return, if any, as described below.
♦	The Notes are designed for investors who seek exposure to any appreciation of the Dow Jones EURO STOXX 50® Index at maturity. You will receive no interest payments. Your return is limited by the Absolute Return Barrier. You will have full principal protection at maturity.
♦	Minimum denominations of $10 and integral multiples thereof.
♦	The minimum initial investment is $1,000.
♦	The Notes are expected to price on or about May 11, 2007 and are expected to settle on or about May 17, 2007.

Key Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/ A+)†
Principal Amount	$10 per Note
No Interest Payments	We will not pay interest during the term of the Notes.
Underlying Index	Dow Jones EURO STOXX 50® Index
Term	Approximately 12 months
Payment on the Maturity Date

♦    If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive, in addition to their initial investment of $10 per Note, an amount per $10 principal amount Note equal to:                              $10.00 x Absolute Index Return.

♦    If the Index Ending Level is equal to the Index Starting Level or if the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive their initial investment of $10 per Note.

Absolute Index	Absolute Value of:
Return	Index Ending Level – Index Starting Level
Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Observation Period	The period starting on the Trade Date and ending on, and including, the Final Valuation Date.

Absolute Return Barrier	18.00% to 19.00% (to be determined on the Trade Date)
Upper Index Barrier	Index Starting Level x (1 + Absolute Return Barrier)
Lower Index Barrier	Index Starting Level x (1 – Absolute Return Barrier)
Trade Date	May 11, 2007
Settlement Date	May 17, 2007
Final Valuation Date*††	May 12, 2008
Maturity Date*††	May 16, 2008
CUSIP:	52520W432
ISIN:	US52520W4327

*	Expected. In the event that Lehman Brothers Holdings Inc. makes any change to the expected Trade Date and Settlement Date, Lehman Brothers Holdings Inc. will make corresponding changes to the Final Valuation Date and the Maturity Date to ensure that the stated term of the Notes remains the same.
†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 550-I.

Product Description

These 100% Principal Protection Absolute Return Barrier Notes linked to the Dow Jones EURO STOXX 50® Index (the “Notes”) provide an opportunity to hedge your exposure to European large cap equity securities as represented by the Dow Jones EURO STOXX 50® Index (the “Index”) while benefiting from moderately positive or negative returns of the Index. If the Index never closes 18.00% to 19.00% above or below the Index Starting Level (to be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the index return. Otherwise, at maturity you will only receive your principal.

Benefits

❑	Hedging Opportunity: You can hedge your exposure to the large cap European equities while benefiting from moderately positive or negative returns over the 12-month term of the Notes.

❑

Potential for Equity-Linked Performance: If the Index never closes 18.00% to 19.00% above or below the Index Starting Level (to be determined on the Trade Date), you will receive an equity based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital: At maturity, you will receive a cash payment equal to at least 100% of your principal.

Investing in the Notes linked to the Index involves a number of risks. See “Risk Factors” beginning on page S-4 of the accompanying MTN prospectus supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 160, “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 550-I and “ Selected Risk Factors” beginning on page TS-4 of this term sheet.

Lehman Brothers Holdings Inc. is using this term sheet and the accompanying product supplement no. 550-I to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which Lehman Brothers Holdings Inc. accepts such offer by notifying the relevant agent. Lehman Brothers Holdings Inc. reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, Lehman Brothers Holdings Inc. will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case Lehman Brothers Holdings Inc. may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, underlying supplement no. 160, product supplement no. 550-I and any other related prospectus supplements or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount	Proceeds to us
Per Note	100.00%	1.25%	98.75%
Total	$	$	$

UBS FINANCIAL SERVICES INC. May 10, 2007	LEHMAN BROTHERS INC.

Term sheet

To base prospectus dated May 30, 2006,

MTN prospectus supplement dated May 30, 2006,

underlying supplement no. 160 dated January 11, 2007 and

product supplement no. 550-I, dated May 10, 2007.

Term sheet no. 001 to Underlying supplement no. 160 Product supplement no. 550-I Registration Statement no. 333-134553 Dated May 10, 2007; Rule 433

Scenario Analysis at Maturity

Assumptions:
Principal Amount:	$10.00
Index Starting Level:	4,440.00, actual starting level will be determined on the Trade Date
Principal Protection:	100%
Absolute Return Barrier:	18.5%, actual Absolute Return Barrier will be determined on the Trade Date
Upper Index Barrier:	5,261.40, which is 18.5% above the Index Starting Level
Lower Index Barrier:	3,618.60, which is 18.5% below the Index Starting Level

		Performance of Notes
Index Ending Level	Index Return (%)	Notes Return* (%)	No Index Closing Outside Absolute Return Barrier*	An Index Closing Outside Absolute Return Barrier**
8,880.00	100%	0%	N/A	$10.00
7,992.00	80%	0%	N/A	$10.00
7,104.00	60%	0%	N/A	$10.00
6,216.00	40%	0%	N/A	$10.00
5,261.40	18.5%	18.5%	$11.85	$10.00
4,884.00	10%	10%	$11.00	$10.00
4,662.00	5%	5%	$10.50	$10.00
4,440.00	0%	0%	$10.00	$10.00
4,218.00	–5%	5%	$10.50	$10.00
3,996.00	–10%	10%	$11.00	$10.00
3,618.60	–18.5%	18.5%	$11.85	$10.00
2,664.00	–40%	0%	N/A	$10.00
1,776.00	–60%	0%	N/A	$10.00
888.00	–80%	0%	N/A	$10.00
0.00	–100%	0%	N/A	$10.00

*	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
**	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

Example 1: On a trading day during the Observation Period, the Index closes at a level above the Upper Index Barrier or below the Lower Index Barrier. You will receive a payment at maturity of $10 per $10 principal amount Note.

Example 2: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10% above the Index Starting Level. You will receive $11 per $10 principal amount Note at maturity.

Example 3: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10% below the Index Starting Level. You will receive $11 per $10 principal amount Note at maturity.

This offering summary represents a summary of the terms and conditions of the Notes. Lehman Brothers Holdings Inc. encourages you to read the product supplement no. 550-I dated May 10, 2007, the underlying supplement no. 160 dated January 11, 2007, the MTN prospectus supplement dated May 30, 2006, the base prospectus dated May 30, 2006 and other documents that Lehman Brothers Holdings Inc. has filed with the U.S. Securities and Exchange Commission (SEC) for more complete information about Lehman Brothers Holdings Inc. and this offering.

Index Description

The Dow Jones EURO STOXX 50® Index, Bloomberg symbol “SX5E”, is sponsored by STOXX Limited. As discussed more fully in the underlying supplement no. 160 under the heading “The Dow Jones EURO STOXX 50® Index,” the Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 18 European countries. The Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The information on the Index provided in this document should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” beginning on page US-3 of the underlying supplement no. 160.

Historical Performance

The graph below illustrates the performance of the Index from 05/04/97 to 05/04/07. The historical levels of the Index should not be taken as an indication of future performance.

Weekly Historical Performance of SX5E Index

Source: Bloomberg L.P.

The Index closing level on May 4, 2007 was 4,445.59

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek a short-term investment in the absolute return of the Index

♦	You seek an investment that offers full principal protection on the Notes when held to maturity

♦	You believe that the Index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed on any day the Upper or Lower Index Barrier

♦	You are willing to hold the Notes until maturity

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed on any day the Upper or Lower Index Barrier

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “ Selected Risk Factors” on page TS-4, and the “Risk Factors” sections in the product supplement no. 550-I, the underlying supplement no. 160 and the MTN prospectus supplement for risks related to an investment in the Notes.

Selected Risk Factors

♦

Principal protection only if you hold the Notes to maturity—Although the Notes are principal-protected if held to maturity, if you sell this Note prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market risk—Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on where the Index closes on any single day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER DURING THE OBSERVATION PERIOD.

♦

The Notes might not pay more than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks underlying the Index or contracts related to the Index. If the Index Ending Level is above the Index Starting Level but the Index closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will only receive the principal amount of your Notes.

♦

The Absolute Return Barrier limits your potential return—The appreciation potential of the Notes is limited to the Absolute Return Barrier of 18.00% to 19.00% (to be determined on the Trade Date), regardless of the performance of the Index. The appreciation potential of the Notes is limited to the Absolute Return Barrier.

♦

No interest or dividend payments from the Notes—As a holder of the Notes, you will not receive interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

♦

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity—While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging the obligations of Lehman Brothers Holdings Inc. under the Notes through one or more of its affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you.

♦

The market for the Notes may be illiquid—The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and you may only be able to sell your Notes at a dollar price less than 100% of the applicable principal amount of Notes sold. If at any time Lehman Brothers Inc. were to cease acting as a market maker, it is likely that there would be no secondary market for the Notes.

♦

Potential Conflicts—Lehman Brothers Holdings Inc. and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of Lehman Brothers Holdings Inc. are potentially adverse to your interests as an investor in the Notes.

♦

Many economic and market factors will impact the value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Notes;

♦	the dividend rate on the stocks underlying the Index;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Commissions and hedging costs—The original issue price of the Notes includes the underwriting commissions and fees and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates. Such cost includes such affiliates’ expected cost of providing the hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the Notes in secondary market transactions, if at all, will likely be lower than the original issue price.

♦

Non-U.S. Securities Markets Risks—The stocks included in the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities regulated in U.S. securities markets, which may have a negative impact on the performance of the Notes.

♦

The Absolute Index Return for the Notes will not be adjusted for changes in exchange rates—While the stocks included in the Index are denominated in currencies other than the U.S. dollars, the Absolute Index Return for the Notes is not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Index are denominated appreciate or depreciate relative to the U.S. dollar over the Observation Period, you will not receive any additional payment or incur any reduction in payment at maturity.

♦

A market disruption event on a day that would otherwise be the Trade Date will delay settlement of the Notes—If a market disruption event occurs on a day that would otherwise be the Trade Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to eight trading days following the Maturity Date.

Investors are urged to review “Risk Factors” in the product supplement no. 550-I dated May 10, 2007 for a more detailed description of the risks related to an investment in the Notes. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

The returns on Lehman Brothers Holdings Inc. structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment.

Additional information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the SEC for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 550-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 160 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 550-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 550-I and “Risk Factors” in the accompanying underlying supplement no. 160, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing the filings of Lehman Brothers Holdings Inc. for the relevant date on the SEC Web site):

♦	Product supplement no. 550-I dated May 10, 2007

http://www.sec.gov/Archives/edgar/data/806085/000119312507110072/d424b2.htm

♦	Underlying supplement no. 160 dated January 11, 2007

http://www.sec.gov/Archives/edgar/data/806085/000110465907002078/a07-1299_5424b2.htm

♦	MTN prospectus supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about May 17, 2007, which is the fourth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fourth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

TS-5